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Exhibit 99.1

Leitch Technology Corporation
150 Ferrand Drive, Suite 700
Toronto, Ontario M3C 3E5

             www.leitch.com

               David Chaikof
Chairman of the Board

November 3, 2003

Dear Shareholder:

On behalf of the Board of Directors and the management of Leitch Technology Corporation, we invite you to attend our 2003 Annual General Meeting of Shareholders. The meeting will be held at the Toronto Hilton Hotel, Toronto I & II Rooms, 145 Richmond Street West, Toronto, Ontario at 11:00 a.m. (Toronto time) on December 8, 2003. Enclosed are the notice of meeting, management proxy circular and form of proxy for the meeting.

The Board of Directors of Leitch believes that it has protected and promoted the best interests of the Company and its shareholders in challenging business conditions. The Board believes that the Company is well positioned for success. Current considerations and initiatives that we expect to enhance shareholder value include:

  •
  Chief Executive Officer Selection Process — The Board is in the final stages of selecting a new CEO who can leverage the Company's strong technology platform into revenue growth and sustainable profits. We have engaged leading international executive search firm Spencer Stuart Ltd. who identified over 300 potential candidates for Leitch's CEO position. Following a rigorous selection process, the Board is now in discussions with a short list of excellent candidates.

  •
  A Platform for Growth — With a refreshed and award winning product portfolio, Leitch is now well positioned to gain market share in its core business and is taking steps through its sales and marketing program to capitalize on this and on any recovery of capital spending in the professional video industry. In addition, we believe spending in the professional television market will strengthen for a few key reasons: customers are seeking to enhance their productivity through capital equipment purchases, the accelerating trend from tape based to disk based technology, the need for creating and manipulating high definition content, emerging economies are investing more in communications infrastructure and equipment currently in use is aging and is presenting risks to on air reliability.

  •
  Path to Profitability — The Company has put in place an aggressive operating plan to return to profitability within the next 12 to 18 months which includes, reengineering our manufacturing and customer service processes and continuing to roll out new and competitive products this year which we expect to increase our market share. In addition, since we have greater gross margin on our newer products, we expect overall gross margin will improve as our newer products begin to constitute a greater percentage of our total revenue.

  •
  Strength, Experience and Commitment of Management Nominees for the Board — Management's nominees for the Board include individuals with current and proven senior experience in broadcasting, financial, legal and corporate governance expertise and current and former CEOs and directors of public technology companies. Our interests are aligned with shareholders in building shareholder value over the medium to longer term.

On October 16, 2003, a dissident proxy circular was filed with the Ontario Securities Commission on behalf of Frederick L. Godard and Richard Kupnicki proposing an alternative slate of directors. The dissident slate is being proposed by Mr. Godard. He has twice applied to be CEO of Leitch and has twice been rejected because of his inferior qualifications for the position in the opinion of the Board and its professional advisors.

The Board is concerned that the current dissident proxy solicitation proposes to hand control of your Company, for no consideration, to a group with no articulated plan and no meaningful ownership interest in your Company. If successful, it will enable certain members of the dissident group to circumvent the CEO selection process to place themselves in the Company's senior executive positions despite having inadequate or inferior qualifications.

We want all shareholders to be represented at the meeting. If you are unable to attend the meeting, please register your views by completing and returning the form of proxy included with the enclosed meeting materials. Even if you plan to attend the meeting, you can conveniently express your views in advance by returning a completed form of proxy.

USE THE ENCLOSED PROXY WITH THE LEITCH LOGO TO VOTE YOUR SHARES
FOR MANAGEMENT'S PROPOSED SLATE OF DIRECTORS AND DISCARD ANY PROXY YOU MAY RECEIVE FROM THE DISSIDENTS. NON-REGISTERED HOLDERS THAT WISH TO SUPPORT THE MANAGEMENT SLATE SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS ON THE FORMS THEY RECEIVE AND CONTACT THEIR INTERMEDIARIES PROMPTLY IF THEY NEED ASSISTANCE.

We look forward to seeing you at the meeting.

Yours truly,

DAVID CHAIKOF

LEITCH TECHNOLOGY CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that an annual general meeting (the "New AGM") of the shareholders of Leitch Technology Corporation will be held at the Toronto Hilton Hotel, Toronto I & II Rooms, 145 Richmond Street West, Toronto, Ontario, on Monday, December 8, 2003, at 11:00 a.m., Toronto time, for the following purposes:

1.
to receive the consolidated financial statements and the auditors' report thereon, for the financial year ended April 30, 2003;

2.
to elect directors for the ensuing year;

3.
to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.
to transact such other business as may properly come before the New AGM or any adjournment or postponement thereof.

        The Management Information Circular and form of proxy accompany this Notice.

By Order of the Board of Directors

(Signed) SALIL MUNJAL
Chief Operating Officer

DATED at Toronto, Ontario, Canada, this 3rd day of November, 2003.

NOTE: If you are unable to be present in person at the New AGM, please exercise your right to vote by signing and returning the enclosed form of proxy in accordance with the instructions therein, so as to arrive by no later than 5:00 p.m. (Toronto time) on December 4, 2003, or, if the New AGM is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

LEITCH TECHNOLOGY CORPORATION
150 Ferrand Drive, Suite 700
Toronto, Ontario
M3C 3E5

MANAGEMENT INFORMATION CIRCULAR

BACKGROUND TO RESCHEDULED MEETING

        On August 22, 2003 Leitch Technology Corporation ("Leitch", the "Company" or the "Corporation") gave public notice that its annual meeting of shareholders (the "Old AGM") would be held on Tuesday, October 21, 2003. On the evening of Thursday, October 16, 2003, a dissident proxy circular (the "Dissident Circular") was filed with the Ontario Securities Commission on behalf of Frederick L. Godard and Richard Kupnicki (the "Dissidents") proposing an alternative slate of directors. The Dissident Circular was not available to Leitch and its shareholders until Friday, October 17, 2003, two business days prior to the Old AGM. Leitch had no prior notice that proxies would be solicited by the Dissidents or that the election of directors at the Old AGM would be contested. Leitch did not know whether the Dissident Circular was mailed to its shareholders.

        In the morning of Friday, October 17, 2003, Leitch's Board met with outside legal counsel to consider the appropriate course of action. On Friday afternoon, the Company's outside legal counsel met with legal counsel for the Dissidents. Over the weekend, the Board, Management and their outside counsel considered the alternatives to ensure that all of the Company's shareholders would be given an equal and informed opportunity to participate in this important decision for the Company's future.

        The Board was advised that even if the Dissident Circular had been mailed to shareholders, many shareholders of Leitch would not have received the Dissident Circular in the normal course of the mail prior to the Old AGM. In addition, the Board was advised that because of the proxy solicitation procedures for distributing proxy materials to beneficial shareholders for an ordinary course annual general meeting, a significant portion of Leitch's shareholders would not have been sent any proxy circular with respect to the Old AGM. Accordingly, many of Leitch's shareholders would have had no notice that the election of directors at the Old AGM was being contested as of two business days prior to the meeting date.

        In these circumstances, on Sunday, October 19, 2003, the Board determined that it was in the best interests of Leitch and its shareholders to cancel the Old AGM and reschedule a new annual general meeting (the "New AGM") for December 8, 2003 and set a new record date of October 31, 2003.

        The reason for canceling and rescheduling the Old AGM was to permit sufficient time for shareholders of Leitch to receive information with respect to the contested election of directors of Leitch and to permit shareholders to vote on a fully informed basis. At the time of the cancellation, a clear majority of the proxies which had been submitted were voted in favour of the election of the Management slate of directors.

        A new record date had to be set in order to permit shareholders sufficient time to make an informed decision. If the prior record date of September 5, 2003 had been used, corporate law would have required that the rescheduled meeting be held no later than October 25, 2003. This would not have left adequate time for shareholders to fully consider the contested election of directors, and a notice of the rescheduled meeting would likely not have reached shareholders by mail on a timely basis.

FORWARD-LOOKING STATEMENTS

        This Management Information Circular contains forward-looking statements concerning the business, operations and financial performance and conditions of Leitch.

        When used in this Management Information Circular, the words "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on Leitch's current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to economic, business, technological, competitive and regulatory factors. Leitch is under no obligation to update or alter its forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by law.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

        The articles of the Corporation provide for a minimum of three and a maximum of twenty directors. The Corporation currently has eight directors and the Board of Directors has determined that 9 directors will be elected at the New AGM. The Management representatives designated in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth below under "Strength and Experience of Management Nominees of the Board". All such nominees (other than Graham Savage) are now directors and have been directors since the dates indicated below. Management does not contemplate that any proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the New AGM, the Management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

RATIONALE TO SUPPORT MANAGEMENT NOMINEES AS DIRECTORS

        Management supports the slate of nine directors (8 incumbent directors) it has put forward in the belief that these directors have superior qualifications and have served the Company well in challenging business conditions. Leitch's Board of Directors has been active through the difficult technology markets and in guiding the Company through a challenging transition from founder management during the late 1990s. Management and the Board believe that they have made the difficult decisions to complete the most critical stages of this turnaround. Management and the Board also believe the Company is on a path to profitability within the next 12 to 18 months and strong growth thereafter.

USE THE ENCLOSED PROXY WITH THE LEITCH LOGO TO VOTE YOUR SHARES
FOR MANAGEMENT'S PROPOSED SLATE OF DIRECTORS AND DISCARD ANY PROXY YOU MAY RECEIVE FROM THE DISSIDENTS. NON-REGISTERED HOLDERS THAT WISH TO SUPPORT THE MANAGEMENT SLATE SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS ON THE FORMS THEY RECEIVE AND CONTACT THEIR INTERMEDIARIES PROMPTLY IF THEY NEED ASSISTANCE.

Board Assessment and Actions

        Over the recent past, the Board has been disappointed with the performance of the Company from both a revenue and expense perspective. This disappointment and a disagreement over the pace of improvements led to the departure of Margaret Craig as CEO in July 2003. The Board believes that the Company has the leading technology platform and products, superb brand name and market presence and a solid balance sheet, but that it required stronger leadership at the CEO level, a more aggressive reduction in operating expenses and improved sales performance. Based on this assessment, the Board and Management have or are in the process of:

  •
  hiring a new CEO;

  •
  more aggressively pursuing a revenue growth strategy;

  •
  accelerating the cost reduction plan; and

  •
  enhancing the sales leadership of the organization.

        In these challenging times, Leitch's Board has taken decisive action to enhance value for shareholders. Management and the Board have a plan that delivers a strong value proposition to customers and shareholders and are close to the selection of a CEO to lead the execution of the plan.

Chief Executive Officer Selection Process

        The Board is in final stages of selecting a new CEO who will drive profitability and ensure Leitch continues to be a strong player in the rapidly changing international professional video industry. The Board has engaged leading international executive search firm, Spencer Stuart Ltd. ("Spencer Stuart"). Spencer Stuart has conducted more than 60% of all Fortune 500 CEO recruiting engagements in the last five years.

        The Board and Spencer Stuart identified over 300 potential candidates for Leitch's CEO position. Through a rigorous process, the Board has narrowed its selection to a short list of excellent candidates, each of whom meet the Board's criteria:

  •
  Current high level professional video industry experience.

  •
  Demonstrated track record of success as the senior operating executive of a company or business unit of significant size and scale.

  •
  Substantial experience (10-20 years) in the technology-based hardware/software or services sector serving the commercial broadcast market, or other relevant market.

  •
  A team builder who can retain and motivate key players, both internally and externally.

  •
  Significant and direct experience managing operations on a global basis, with direct experience managing operations internationally.

        Re-hiring former managers from the 1990s to more senior positions than they ever held at Leitch or elsewhere in the professional video industry is not the answer to Leitch's problems. The Company has to look forward with a new CEO at the helm — one with market credibility, a vision and a track record of success. The Board and its expert advisors will soon complete this process.

Revenue Growth Plan

        Management and the Board believe that revenue growth will resume in the next twelve to eighteen months through a combination of better leveraging our industry leading product portfolio, improved sales management and leadership and where appropriate, strategic acquisitions.

        Leitch has won more significant awards in 2003 than it has ever won in a single year. The 2003 awards include: the STAR award for superior technology from TV Technology magazine for NEO VR™; NAB Pick Hit award from Broadcast Engineering magazine for NEO VR™; National Association of Broadcasters' Award for Innovation in Media in the content management category for CCS Navigator™; National Association of Broadcasters' 2003 Editors' Choice Award for CCS Navigator™; and Best-in-Show Award for NEO VR™ at China's BIRTV.

        The Company's growth strategy has been based, in part, on the ability to generate new products which fill a market need, thereby generating market share growth. The Company has released the following new major product platforms into our markets over the past six quarters:

Quarter	Platform

Q1, Fiscal 2003	NEO™ (video processing) VelocityQ™ (post production)

Q1, Fiscal 2004	6800+ (video processing) Panacea™ (video distribution) Integrator™ Gold (video distribution)

Q2, Fiscal 2004	Nexio™ (servers)

        These new products have feature sets that we believe surpass those which our competitors offer. The nature of these new platforms is that additional functionality is continually added, such as the award winning NEO-VR™, thereby making the platform more compelling. Leitch's global brand and distribution capability give the Company the ability to gain market share quickly.

        A clear reflection of the power of this product renewal process is the quarterly success of the NEO™ product line. The attached diagram shows the quarterly increases in orders derived from that product line since introduction.

NEO™ Incoming Orders

        While NEO™ addresses a market segment in the modular domain, the remaining product categories introduced over the past 6 quarters address market segments that are significantly larger, thus giving Management significant optimism for the growth strategy of the Company.

        The newer product platforms shown above are replacing existing platforms that were responsible for over 60% of the product revenue for the Company in fiscal 2003. Accordingly, the Company is going forward with a significantly revamped offering for fiscal 2004 and thereafter. In addition, our product portfolio has been streamlined, as many of these products are flexible enough to replace multiple platforms. Progress on the sales front is starting to be made, evidenced by our order backlog being at historically high levels at the end of the first quarter of fiscal 2004 as a result of our recent wins in some large contracts that will be implemented over the next several quarters.

        The Company, while maintaining its focus on rounding out the new platforms, is increasing its emphasis on sales and marketing. The sales and marketing team has been enhanced over the past 6 months and the Company has launched a major initiative — an enhanced consolidated branding strategy for our integrated product line-up. The Company believes that this initiative will enhance the Company's growth strategy, not only in its traditional space of offering products which meet specific needs, but also in offering larger integrated solutions.

        The Company continues to look at acquisitions as a potential source of growth. The Company has successfully used acquisitions as a tool to enter new core product categories in the past and expects to continue to do so in the future. The Company's position in the market combined with its balance sheet strength make it a strong potential acquirer.

Expense Reduction Plan

        The Company is not waiting for the return of capital spending in the professional video industry to higher levels of the late 1990s and has put in place an aggressive expense reduction plan. The new CEO will lead the continued execution of the plan.

        Approximately $15 million in annual operating expenses have been removed since May 2001 (including approximately $8 million of operating expenses removed in the last eight months), primarily by the reduction of staff from 970 to 756. Expense reductions continue to be approached systematically, resulting in a culture at Leitch that continually searches for efficiencies. This approach to costs savings has resulted in significant savings without fundamentally damaging the Company's long-term potential.

        Management has added new emphasis to the priority of cost reduction through the reengineering of our manufacturing and customer service processes. We have identified significant opportunities to reduce cost in these two cost pools which together comprised approximately 60% of our costs each of the last several quarters.

Skilled Management Team

        The Company has a skilled and committed Management team, which has recently been augmented by new sales and marketing leaders from leading competitors who have been attracted to the Company by its products, strategy and its people.

        We have appointed Robert Seufferheld, with a proven track record within our industry, to lead and focus our Americas sales organization. Mr. Seufferheld has recruited additional first-rate sales and marketing resources to strengthen the team. In addition, Brian Cabeceiras joined Leitch on November 1, 2003. Mr. Cabeceiras joins Leitch from his position as President of the Broadcast division of Seachange. Mr. Cabeceiras will lead the transformation of the selling process at Leitch to deal with the increasingly complex world of large systems sales and will be working to strengthen our relationships with our U.S. distribution channels.

        The leadership group brings to bear current, functional experience, strong business skills, technical expertise, and industry experience. Our management team has in-depth knowledge of the product line of Leitch and its competitors in an industry landscape that is dramatically different from only a few years ago.

Strength and Experience of Management Nominees for the Board

        Management's nominees for the Board include individuals with current and proven senior experience in broadcasting, financial, legal and corporate governance expertise and current and former CEOs and directors of public technology companies. In the aggregate, Management's nominees serve on the boards of directors of over 25 public companies in Canada and the United States.

        Seven of the nine members of the Board are considered "unrelated" under applicable Toronto Stock Exchange guidelines. Following the New AGM, each Committee of the Board will be comprised of a majority of unrelated directors. The Audit Committee will be comprised entirely of unrelated directors. The Company believes that adopting sound governance practices is key to a well-run company. The governance practices of Leitch are aligned with all of the guidelines for improved corporate governance adopted by the Toronto Stock Exchange. For details see "Compliance with TSX Guidelines" found elsewhere in this Management Information Circular.

        The Board of Leitch is not an entrenched Board seeking to preserve its members' positions. The Board does not have staggered terms, nor has it erected defenses. Board compensation has been at the low end of public companies of the size of Leitch. The Board is deeply committed to value creation. The Board's drive to create value has led it to make necessary and difficult decisions.

        The Corporation has an Audit Committee, Compensation Committee and Corporate Governance & Nominating Committee. Further information regarding the Committees can be found in the "Statement of Corporate Governance Practices" section of this Management Information Circular. Upon the election of the new Board of Directors, the new Board of Directors will determine the composition of each of the three committees.

        The following table sets forth the names of the Management nominees for election to the Board of Directors at the New AGM, their current positions and offices with the Corporation, their current principal occupation or employment, the number of common shares of the Company ("Common Shares") they beneficially own, or over which they exercise control or direction, as of November 3, 2003, and the number of Common Shares issuable upon the exercise of stock options that vest on or prior to January 30, 2004.

Name and Municipality of Residence	Director Since	Principal Occupation(1)	Shares of the Corporation Beneficially Owned or Controlled Directly or Indirectly(1)	Shares Issuable upon Exercise of Options that Vest on or prior to January 30, 2004

WILLIAM F. BAKER(3)(4) Riverside, Conn., USA	July 6, 1993	President, WNET-Thirteen New York (Television Station)	8,965	14,700

DAVID A. CHAIKOF(4) Toronto, ON, Canada	February 23, 1999	Chairman of the Board Leitch Technology Corporation and Partner, Torys LLP (Barristers and Solicitors)	1,800	15,250

ALBERT GNAT(2)(4) Caledon, ON, Canada	April 21, 1994	Partner Lang Michener (Barristers and Solicitors)	30,000	14,700

ANTHONY GRIFFITHS(2)(3)(4) Toronto, ON, Canada	November 29, 1994	Corporate Director and Independent Consultant	10,000	14,200

GILLES HURTUBISE(4) Rosemere, QUE, Canada	June 27, 1995	Broadcasting Consultant	600	12,950

STAN J. KABALA(2) Naples, FL, USA	June 18, 1996	Interim President & CEO Leitch Technology Corporation	10,485	6,700

JOHN A. MACDONALD Ottawa, ON, Canada	November 1, 1999	President and Chief Operating Officer, Allstream Inc. (Telecommunications)	11,000	0

GRAHAM W. SAVAGE Toronto, ON, Canada	—	Chairman Callisto Capital LP (Merchant Banking)	0	0

BRIAN SEMKIW(3) Oakville, ON, Canada	April 21, 1994	Chief Executive Officer Rand Worldwide (Technology Reseller)	0	14,700

(1)	The information as to Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2)	Denotes members of the Corporation's Audit Committee.
(3)	Denotes members of the Corporation's Compensation Committee.
(4)	Denotes members of the Corporation's Corporate Governance & Nominating Committee.

Biographies of Individuals Nominated to Serve as Directors

        William Baker has served as President and Chief Executive Officer of Public Television Station Thirteen/WNET New York since 1987. Mr. Baker is a director of Public Broadcasting Service and Rodale Press. Prior to assuming his position at Thirteen/WNET, he was President of Westinghouse Television and Chairman of its cable and programming companies. During his 10 years at Westinghouse, five cable networks were launched, including Discovery Channel and the Disney Channel. Mr. Baker received his bachelor's, master's and Ph.D. degrees from Case Western Reserve University, and is the recipient of honorary degrees from St. John's University, College of St. Elizabeth and Long Island University.

        David Chaikof is the Chairman of the Board of Directors of the Corporation. Mr. Chaikof has been a partner of Torys LLP, a law firm, since 1993. He is a director of a number of not-for-profit organizations. Admitted to the Ontario Bar in 1987, David is a graduate of the University of Western Ontario.

        Albert Gnat has been a partner of Lang Michener, a law firm, since 1974. Mr. Gnat serves on the boards of a number of Canadian and international public and private entities, including Rogers Communications Inc., Rogers Cablesystems Inc., Rogers Wireless Communications Inc., Ikea Limited and AXA Insurance. Mr. Gnat holds a Bachelor of Arts in Political Science and Economics and an LL.B. from the University of Toronto. He was called to the Bar of Ontario in 1967 and appointed Queen's Counsel in 1984.

        Anthony Griffiths is an independent consultant, serving on the boards of a number of Canada and U.S. public and private entities, including as Chairman of both Russel Metals Inc. and Brazilian Resources, Inc. and a director of Northbridge Financial Corporation, Odyssey Re Holdings Corp., Alliance Atlantis Communications Inc. and Fairfax Financial Holdings Limited. Mr. Griffiths is a graduate of McGill University and the Harvard Graduate School of Business Administration.

        Gilles Hurtubise is a broadcasting consultant with over 30 years experience in the broadcasting industry. Mr. Hurtubise held increasingly senior positions at the Canadian Broadcasting Corporation from 1961 to 1995, including his tenure there as Director of Engineering. Mr. Hurtubise holds a Bachelor of Engineering degree from the University of Montreal, a certificate in digital techniques and a certificate in management.

        Stan J. Kabala has been Interim President and Chief Executive Officer of Leitch since July 17, 2003 and also serves on the boards of a number of public and private entities. From 1998 to 2000 Mr. Kabala was Chairman, President and Chief Executive Officer of Executone Information Systems ("eLOT") (retiring as President and CEO, but continuing as Chairman of eLOT after the sale of its technology manufacturing business) and prior to that was President and CEO of Rogers Cantel Inc. (now Rogers Wireless Communications Inc.) and Unitel Communications Inc. Mr. Kabala holds a Master in Management degree as a Sloan Fellow from the Stanford Graduate School of Business and a degree in psychology from St. Joseph's University.

        John A. MacDonald is President and Chief Operating Officer of Allstream Inc. (formerly AT&T Canada Inc.). From November 1999 to December 2001 Mr. MacDonald was the President and Chief Executive Officer of Leitch. Prior to that he was President and Chief Operating Officer of Bell Canada. Mr. MacDonald is a director of Rogers Cablesystems Inc. and Versatel Networks. Mr. MacDonald holds a Bachelor of Science degree in electrical engineering from Dalhousie University and a Bachelor of Engineering degree from the Technical University of Nova Scotia.

        Graham Savage is the Chairman of Callisto Capital LP, a merchant banking partnership formed in October 2002. From November 1996 to April 1998, Mr. Savage was Managing Director at Parkview Capital Partners, Inc., a merchant banking firm. From November 1998 to the present, Mr. Savage has been Managing Director of Savage Walker Capital Inc., a related merchant banking firm. He is currently a director of Canadian Tire Corp., Hollinger International Inc., and Vitran Corporation. From 1975 to 1996 Mr. Savage was in increasingly senior roles with Rogers Communications Inc., concluding his tenure as CFO. Mr. Savage is a graduate of Queen's University, holding a post-graduate degree in Business Administration.

        Brian Semkiw is the Chief Executive Officer and co-founder of RAND Worldwide, a public company listed on the Toronto Stock Exchange. Mr. Semkiw is also a director of ENGINEERING.com Incorporated. Mr. Semkiw holds a Bachelor of Engineering degree from the University of Toronto.

RATIONALE FOR OPPOSITION TO DISSIDENTS' SLATE OF DIRECTORS

        MANAGEMENT DOES NOT SUPPORT THE DISSIDENT SLATE OF DIRECTORS PUT FORWARD BY MESSRS. GODARD AND KUPNICKI.

Dissident's Proxy Circular is a Third Attempt by Godard to Secure Leitch's CEO Position

        In 1999, Bob Lehtonen, one of the Company's founders and its long time Chief Executive Officer, advised the Board that he would be retiring from his position. The Board made a decision to conduct a search for his successor, considering both internal and external candidates. Frederick Godard, who had been Chief Operating Officer of Leitch for two years and Chief Financial Officer prior to that, was considered; however, the Board concluded that Mr. Godard was an inferior candidate in view of his failure to attract and retain key employees, his weak record of product development, and inexperience in sales and marketing. Mr. Godard's employment with the Company was terminated in 1999; according to the Dissident Circular, Mr. Godard has not worked in a senior operational or public company role since that date.

        Upon Margaret Craig's departure from the Company in July 2003, the Board once again began a search process for a new CEO (see "Chief Executive Officer Selection Process" above). Mr. Godard once again applied for the position; in August 2003, the Board once again informed Mr. Godard that he did not meet the minimum requirements for consideration for CEO. Success in the professional video industry requires constant innovation manifested in new products. One of the reasons Mr. Godard's employment with the Company was terminated in 1999 was his inability to develop an organization in which new products were quickly introduced for a rapidly changing marketplace. The Board is conducting a rigorous, professionally managed search process for a CEO, which is nearing conclusion, and has identified several highly qualified candidates, each of whom would bring a considerably higher level of expertise and experience than Mr. Godard. If the Dissident solicitation were successful, the effect would be to circumvent these superior candidates and allow Mr. Godard to secure a position for which he has twice already been found to lack the appropriate and necessary qualifications.

Abuse of Shareholder Rights

        Messrs. Godard and Kupnicki chose to wait to file the Dissident Circular until October 16, 2003, two business days prior to the date scheduled for the Old AGM, when the date of the Old AGM had been publicly known since August 22, 2003. This delay effectively deprived the shareholders who were not given advance notice of the Dissident Circular of the opportunity to receive the materials, consider the options and make an informed decision. If the Old AGM had not been rescheduled, the last minute filing of the Dissident Circular would have disenfranchised many Leitch shareholders. This does not reflect on the part of the Dissidents respect for Leitch shareholders or for the proper functioning of shareholder democracy.

No Premium for Change of Control

        The Dissident solicitation, rather than being about shareholder value or shareholder rights or the performance of Leitch, is an attempt by the Dissidents to take control of Leitch and to secure jobs for the Dissidents: Mr. Godard is offering to serve as Chief Executive Officer and Mr. Kupnicki is offering to serve as Chief Technology Officer of Leitch. According to the Dissident Circular, Messrs. Godard and Kupnicki and all of their Board nominees own a total of only 312 shares of Leitch — less than 0.0001% of the outstanding shares — and are asking that they take control of the future direction of this Company.

Summary

        The Company has evolved significantly and is well positioned to succeed with a strong product portfolio, a strong employee base and a solid balance sheet. We believe that Management's proposed slate of directors is the best alternative for shareholders. Current considerations and initiatives that we expect to enhance shareholder value include:

  •
  The Board is in final stages of selecting a new CEO who can leverage the Company's strong technology platform into revenue growth and sustainable profits.

  •
  With a refreshed and award winning product portfolio, Leitch is now well positioned to capitalize on any recovery of capital spending in the professional video industry and to gain share with industry spending at the current level.

  •
  The Company has put in place an aggressive operating plan to return to profitability in the next 12 to 18 months which includes, reengineering our manufacturing and customer service processes and continuing to roll out a new generation of competitive products this year which we expect to increase our market share.

  •
  Management's nominees for the Board include individuals with current and proven senior experience in broadcasting, financial, legal and corporate governance expertise and current and former CEOs and directors of public technology companies.

        The Board is concerned that the Dissident proxy solicitation proposes to hand control of your Company to a group with no articulated plan and no meaningful ownership interest in the business, for no consideration. If successful, it will enable certain members of the dissident group to circumvent the CEO selection process to place themselves in the Company's senior executive positions despite having inadequate or inferior qualifications.

        Management solicits your vote for the directors slate proposed by Management.

USE THE ENCLOSED PROXY WITH THE LEITCH LOGO TO VOTE YOUR SHARES
FOR MANAGEMENT'S PROPOSED SLATE OF DIRECTORS AND DISCARD ANY PROXY YOU MAY RECEIVE FROM THE DISSIDENTS. NON-REGISTERED HOLDERS THAT WISH TO SUPPORT THE MANAGEMENT SLATE SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS ON THE FORMS THEY RECEIVE AND CONTACT THEIR INTERMEDIARIES PROMPTLY IF THEY NEED ASSISTANCE.

Presentation of Financial Statements

        The consolidated financial statements for the year ended April 30, 2003, and the report of the auditors thereon will be placed before the New AGM. The consolidated financial statements are included in our 2003 Annual Report which was previously mailed to our shareholders with the meeting materials for the Old AGM.

Appointment and Remuneration of Auditors

        The Management representatives designated in the enclosed form of proxy intend to vote in favour of the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation, to hold office until the next annual meeting of the shareholders, and to authorize the directors to fix the auditors' remuneration. KPMG LLP have served as auditors of the Corporation since August 25, 1992. The following table sets forth the fees paid by the Company for services rendered in the fiscal year ending April 30, 2003.

KPMG LLP	2003
Audit Services	$141,875
Audit Related Services	$95,710
Tax Services	$403,925

        Audit related fees paid include fees relating to consultation regarding financial accounting and reporting standards as well as corporate finance matters and translations. Tax services fees paid include fees relating to US tax consulting and structuring and tax compliance services.

SOLICITATION OF PROXIES

        The information contained in this Management Information Circular is furnished in connection with the solicitation by the Management of Leitch of proxies to be used at the annual general meeting of shareholders of the Corporation or any adjournment or postponement thereof to be held at the time, place and for the purposes set out in the accompanying notice of New AGM (the "Notice"). It is expected that solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone, telecopy or other communication by directors, officers and employees of the Corporation without special compensation. Leitch may retain the services of a shareholder solicitation firm and/or engage dealers to form a soliciting dealer group to solicit proxies on behalf of Management of Leitch from shareholders in respect of the New AGM. If such a shareholder solicitation firm and/or soliciting dealer group were retained it is likely that Leitch would agree to reimburse such firms in connection with the solicitation of proxies and to indemnify such firms in certain circumstances. The cost of solicitation will be paid by the Corporation although it is not possible at the date hereof to estimate the total solicitation fees that may be incurred.

        Unless otherwise indicated, information contained herein is given as of November 3, 2003. As of the date of this Management Information Circular, Management knows of no matters to come before the New AGM other than matters referred to in the Notice.

Appointment of Proxies

        The persons named in the enclosed form of proxy are representatives of Management of the Corporation and are directors and/or officers of the Corporation. A shareholder who wishes to appoint some other person to represent such shareholder at the New AGM may do so by inserting such person's name in the blank space provided in the accompanying form of proxy. Such other person need not be a shareholder of the Corporation.

        To be valid, proxies must be deposited with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, in accordance with the instructions therein, by no later than 5:00 p.m. (Toronto time) on December 4, 2003 or if the meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

Non-Registered Holders

        Only registered shareholders or the persons they appoint as their proxies, are permitted to attend and vote at the New AGM. However, in many cases, common shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary that the Non-Registered Holder deals with in respect of the common shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  (b)
  in the name of a depository (such as The Canadian Depository for Securities Limited or "CDS").

        In accordance with Canadian securities law, the Corporation has distributed copies of the Notice, this Management Information Circular, the form of proxy, and the 2003 annual report (collectively, the "meeting materials") to CDS and intermediaries for onward distribution to Non-Registered Holders.

        Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company (such as ADP Investor Communications) ("ADP IC") to forward the meeting materials to Non-Registered Holders.

        Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.
Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms sent by ADP IC permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

        or

B.
Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with Computershare Trust Company as described above. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

        Non-Registered Holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Revocation

        A registered shareholder who has given a proxy may revoke the proxy by:

  (a)
  completing and signing a proxy bearing a later date and depositing it with Computershare Trust Company of Canada as described above; or

  (b)
  depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the New AGM, or any adjournment or postponement of the New AGM, at which the proxy is to be used, or (ii) with the chairman of the New AGM prior to the commencement of the New AGM on the day of the New AGM or any adjournment or postponement of the New AGM; or

  (c)
  in any other manner permitted by law.

        A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the New AGM.

VOTING OF PROXIES

        The Management representatives designated in the enclosed form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed by proxy in any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such directions, such Common Shares will be voted by the Management representatives for the election of the management slate of directors named in this Management Information Circular and for the appointment of KPMG as auditors and the authorization of the directors to fix the auditors' remuneration.

        The enclosed form of proxy confers discretionary authority upon the Management representatives designated in the form of proxy with respect to amendments or variations of matters identified in the accompanying Notice and with respect to other matters which may properly come before the New AGM. At the date of this Management Information Circular, the Management of the Corporation knows of no such amendments, variations or other matters.

VOTING SHARES

        The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preference shares, issuable in series, of which, on the date of this Management Information Circular, 34,570,080 Common Shares, and no preference shares, are issued and outstanding. Each shareholder of record at the close of business on October 31, 2003, the record date established for the New AGM, will be entitled to one vote for each Common Share on all matters proposed to come before the New AGM, except to the extent that the holder has transferred any Common Shares after the record date and the transferee of such shares establishes ownership of them and demands, not later than the close of business ten days prior to the New AGM, to be included in the list of shareholders entitled to vote at the New AGM, in which case the transferee will be entitled to vote such shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

        Other than as indicated below, the directors and officers of the Corporation are not aware of any person who, as of November 3, 2003, beneficially owned, directly or indirectly, or exercised control or direction over more than 10 percent of the Common Shares of the Corporation.

Entity	Common Shares Owned	Percentage Ownership

Fidelity Management & Research Company and FidelityManagement Trust Company(1)	4,390,970 common shares	12.7%

(1)	Based on information filed on March 17, 2003.

ELECTRONIC ACCESS TO PROXY-RELATED
MATERIALS AND ANNUAL AND QUARTERLY REPORTS

        The Corporation is offering shareholders the opportunity to view future management proxy circulars, annual reports and quarterly reports, etc. through the Internet instead of receiving paper copies in the mail. If you are a registered shareholder you can choose this option by following the instructions on your form of proxy. If you hold your Common Shares through an intermediary (such as a bank or a broker), please refer to the information provided by the intermediary on how to view the Corporation's management information circulars, annual reports and quarterly reports through the Internet.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

        The following tables and related narrative below present information about compensation for the fiscal years ended April 30, 2003, April 30, 2002 and April 30, 2001 for the Corporation's Named Executive Officers (determined in accordance with applicable rules). In the table and footnotes below, and elsewhere in this Management Information Circular, references to "$" shall mean Canadian dollars and to "US$" shall mean United States dollars.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Shares Under Options Granted (#)(2)(3)

MARGARET CRAIG Former President and Chief Executive Officer, Leitch Technology Corporation(4)	2003 2002 2001	375,000 370,726 272,138	— 195,912 155,040	— — —	— 320,000 —

BARRY TODD Managing Director, Leitch Europe Limited(5)	2003 2002 2001	282,000 269,484 45,037	— 40,250 9,544	— — —	35,000 5,000 40,000

REGINALD J. TIESSEN Chief Financial Officer(6)	2003 2002 2001	265,000 233,442 200,000	— 74,200 68,000	— — —	55,000 20,000 10,000

JOHN EDWARDS Vice-President and General Manager, Servers, Leitch Incorporated(7)	2003 2002 2001	258,000 267,464 207,071	— 52,691 63,954	— — —	45,000 20,000 30,000

BRAD NOGAR Vice-President and General Manager, Post Production Products(8)	2003 2002 2001	240,000 240,000 120,000	— 59,529 105,722	— — —	20,000 10,000 30,000

(1)
The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus and is not reported herein.

(2)
Of Ms. Craig's 320,000 options granted in fiscal 2002, 200,000 options are performance based options. For details see "Report of Compensation Committee — Compensation of President and CEO".

(3)
All options granted to executives in fiscal 2003 were "premium priced" options in that these options have an exercise price that is at least 30% in excess of the five-day weighted average of the closing price of the Company's Common Shares on the Toronto Stock Exchange (the "TSX") preceding the date of grant. See "Report on Executive Compensation".

(4)
Ms. Craig joined Leitch Incorporated, the Corporation's primary subsidiary in the United States, as President in January 2000. In October, 2001 Ms. Craig became Chief Operating Officer of the Corporation and in January 2002 was appointed President & CEO. Ms. Craig resigned from the Company on July 17, 2003.

(5)
Mr. Todd did not receive an increase or decrease in salary in fiscal 2003. Any increase in salary in fiscal 2003 reflected in the table is due to foreign exchange conversion. Mr. Todd joined Leitch Europe Limited, the Corporation's primary subsidiary in Europe, as Managing Director on February 26, 2001. Mr. Todd's annualized salary in fiscal 2001 was $269,484.

(6)
Mr. Tiessen received a salary increase to $265,000 on January 1, 2002. Mr. Tiessen did not receive a salary increase in fiscal 2003.

(7)
Mr. Edwards did not receive an increase or decrease in salary in fiscal 2003. Any decrease in salary in fiscal 2003 reflected in the table is due to foreign exchange conversion. Mr. Edwards joined Leitch Incorporated, the Corporation's primary subsidiary in the United States, as Vice-President and General Manager Server Products on July 3, 2001. Mr. Edwards' annualized salary in fiscal 2001 was $253,358.

(8)
Mr. Nogar joined the Corporation as part of the Corporation's acquisition of Digital Processing Systems ("DPS") during fiscal 2001. Mr. Nogar's annualized salary in fiscal 2001 was $222,750.

Option Grants During Fiscal 2003 to Named Executive Officers

Name and Principal Position	Shares Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal 2003	Exercise Price (per share) ($)(2)	Market Value of Shares Underlying Options on the Date of Grant (per share) ($)(2)	Expiration Date

MARGARET CRAIG(1) Former President & CEO	—	—	—	—	—

BARRY TODD Managing Director, Leitch Europe Limited	35,000	9%	7.02	5.35	February 25, 2008

REGINALD J. TIESSEN Chief Financial Officer	55,000	13%	7.02	5.35	February 25, 2008

JOHN EDWARDS Vice-President and General Manager, Servers, Leitch Incorporated	45,000	11%	7.02	5.35	February 25, 2008

BRAD NOGAR Vice-President and General Manager Post Production Products	20,000	5%	7.02	5.35	February 25, 2008

(1)
In conjunction with Ms. Craig's appointment as President & CEO on January 1, 2002, Ms. Craig was awarded an additional 310,000 options (in addition to her then existing 90,000 options), of which amount 200,000 options are performance based options which vest in the sole discretion of the Board and based upon numerous criteria established by agreement between Ms. Craig and the Compensation Committee of the Board. In all other respects these options are subject to the conditions of the Corporation's stock option plan. 10,000 of these 200,000 performance based options have been vested by the Board. Given Ms. Craig's resignation on July 17, 2003, all unvested performance options will be cancelled in accordance with Ms. Craig's employment contract. The extent to which all remaining options are cancelled or not will be addressed in Ms. Craig's separation agreement, which is being settled between the Board of Directors and Ms. Craig as at the date of this Management Information Circular. See "Report on Executive Compensation — Compensation of President and Chief Executive Officer".

(2)
The exercise price of options granted in fiscal 2003 pursuant to the Corporation's stock option plan is equal to at least 130% of the five day weighted average (by volume) of the trading price of the Corporation's common shares on the TSX preceding the date the options are granted. Accordingly, the options were granted at a premium to the market price of the Corporation's underlying Common Shares and were "out of the money" on the date of issuance. See "Report on Executive Compensation".

Aggregated Option Exercises During Fiscal 2003 by Named Executive Officers and Financial Year-End Values of Options Held by Named Executive Officers

			Unexercised Options at FY-End (#)		Value of Unexercised In-the-Money Options at FY-End ($)(2)
	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)
Name and Principal Position			Exercisable	Unexercisable	Exercisable	Unexercisable

MARGARET CRAIG(1) Former President & CEO	NIL	NIL	102,000	298,000	NIL	NIL

BARRY TODD Managing Director, Leitch Europe Limited	NIL	NIL	21,250	58,750	NIL	NIL

REGINALD J. TIESSEN Chief Financial Officer	NIL	NIL	35,750	69,250	NIL	NIL

JOHN EDWARDS Vice-President and General Manager, Servers, Leitch Incorporated	NIL	NIL	25,750	69,250	NIL	NIL

BRAD NOGAR Vice-President and General Manager, Post Production Products	NIL	NIL	9,000	31,000	NIL	NIL

(1)
See footnote (1) above in connection with the table entitled "Option Grants During Fiscal 2003 to Named Executive Officers".

(2)
On April 30, 2003 the closing price of a common share of the Corporation on the TSX was $5.00. As the actual value received by a Named Executive Officer on the exercise of a stock option is determined by the market value of the Corporation's common shares on the date of exercise, the actual value received by a Named Executive Officer may bear no relation to the potential realization shown in these columns.

Indebtedness

        The aggregate indebtedness of all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries outstanding as at November 3, 2003 was $399,868 in respect of indebtedness to the Corporation or any of its subsidiaries. The Company complies with the provisions of Section 402 of the Sarbanes-Oxley Act of 2002 ("SOX") prohibiting publicly traded companies from providing loans to directors and executive officers. The Company began this practice on July 30, 2002 upon the enactment of this provision. However, in accordance with SOX loans existing prior to July 30, 2002 continue in effect under their existing terms. Accordingly, any loans the Company has made to officers as shown in the table below pre-date SOX.

Table of Indebtedness of Directors, Executive Officers and Senior Officers

Name, Principal Position and Place of Residence	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During Fiscal 2003 ($)	Amount Outstanding as at November 3, 2003 ($)

JOHN A. MACDONALD Former President & CEO(1)	Lender	518,363	NIL

SALIL MUNJAL Chief Operating Officer	Lender	180,000	180,000

(1)
Mr. MacDonald resigned from the Corporation on December 31, 2001 and pursuant to the terms of his consulting arrangement with the Corporation, Mr. MacDonald has repaid the full amount of the loan.

Report on Executive Compensation

Composition of the Compensation Committee

        During the fiscal year ended April 30, 2003, the Compensation Committee of the Board (the "Compensation Committee") consisted of Messrs. William F. Baker, Chairman of the Compensation Committee, Brian Semkiw and Anthony Griffiths. None of the members of the Compensation Committee is an officer, employee or former officer or employee of the Corporation or any of its affiliates or is eligible to participate in the Corporation's executive compensation program. The Committee has primary responsibility for matters related to the overall effectiveness of the management of human resources and compensation, the design and effectiveness of compensation plans and the evaluation and remuneration of the Chief Executive Officer.

Compensation Philosophy and Objectives

        The executive compensation programs are intended to attract, motivate and retain the key talent necessary to drive the Corporation to be successful in the highly competitive business environment in which it operates. The Corporation's overriding objective in regard to compensation is to competitively compensate executive officers for total performance and contribution.

        The compensation of the President & Chief Executive Officer is determined by the Board upon recommendations made by the Compensation Committee. The setting of compensation for the senior officers and executives has been delegated to the President & Chief Executive Officer who consults with the Compensation Committee in this regard.

        The compensation for senior officers and executives, including the President and Chief Executive Officer, is comprised of a combination of base salary, variable compensation and stock options more particularly discussed below.

Base Salary and Variable Compensation

        Base salary and variable compensation (which is set as a targeted percentage of base salary) is determined based on market data for positions of similar responsibilities in respect of companies with a similar industry, revenue, geography and complexity profile, internal equity comparisons and the individual's ability and experience. Accordingly, each employee has a variable compensation component to their overall compensation. The aggregate amount of variable compensation for the Corporation is recommended by the President & Chief Executive Officer to the Compensation Committee for allocation to employees, including executive officers. The Compensation Committee's recommendations regarding the aggregate amount of variable compensation are submitted for approval by the Board of Directors. This aggregate amount may be determined with reference to numerous factors, including the Corporation's overall financial performance, relative financial performance of the Corporation compared to competitors, ensuring competitiveness of the Corporation and its compensation plans going forward, consistent with the Corporation's overall compensation philosophy. While individual variable compensation amounts are determined with reference to individual performance and contribution objectives for fiscal 2003, based on recommendations from the President and Chief Executive Officer and management team, the Company did not pay any variable compensation amount to any senior manager (including all executives) of the Company.

Stock Options

        The Corporation established its stock option plan to encourage ownership in the Corporation's common shares by directors, officers and employees of the Corporation and to sustain commitment to profitability and maximize shareholder value over the long term. The stock option plan enables the Corporation to attract and retain individuals with experience and ability and to reward individuals for current and future performance. In fiscal 2003, approximately 89.3% of all options granted were issued with an exercise price at a 30% or greater premium to the market price of the Corporation's common shares at the date of issuance. The reason for this was the view of management and the Board that the common shares were undervalued at the time of issuance of the options and accordingly, the exercise price of these options should be higher than their current share price. Accordingly, immediately upon issuance all options were "out of the money" by at least 30%.

        Options may be granted by the Board from time to time. Each of the executive officers of the Corporation have been granted options under the Plan and additional options may be granted in the future.

Compensation of the President & Chief Executive Officer

        Effective January 1, 2002 Ms. Craig was appointed President and Chief Executive Officer of the Corporation. Ms. Craig resigned from the Corporation on July 17, 2003.

        Ms. Craig's base salary was determined based on market data for positions of similar responsibility in respect of companies with a similar industry, revenue, geography and complexity profile. Ms. Craig's base compensation of US$250,000 per annum was not increased at the time of her promotion to President & Chief Executive Officer in January 2002 and was not increased in fiscal 2003. Having regard to the economic downturn in the global economy and the resulting financial results of the Corporation, Ms. Craig and the Board together agreed that it was appropriate to not provide an increase in base salary to Ms. Craig for fiscal 2003. Ms. Craig's variable compensation amount is targeted at 100% of base salary. Variable compensation is determined with respect to a number of factors, including increasing the Corporation's revenue, increasing net operating income, improving the quality and innovation of products, the achievement of agreed upon targets with respect to joint ventures, acquisitions, research and development and meeting other agreed upon personal goals. While the largest factor in this regard is directly linked to the various measures of the Company's financial performance such as revenue, net operating income and net income, the other non-financial factors (including those described above) are also included in the assessment of variable compensation. Ms. Craig did not receive any variable compensation in fiscal 2003 based upon mutual agreement between her and the Board and based on the overall financial performance of the Company in fiscal 2003.

        Ms. Craig was granted 310,000 options in January, 2002 to reflect her appointment as President & Chief Executive Officer. Ms. Craig had 90,000 existing options at the time of the grant of the 310,000 options. Ms. Craig was not granted any further options in fiscal 2003. Of Ms. Craig's total 400,000 options, 200,000 options are performance based options pursuant to which the options vest in the sole discretion of the Board with regard to a number of factors which are described above in connection with the determination of variable compensation. Of the 200,000 performance options, the Board determined that 10,000 options vested effective June 11, 2002. No other performance options have vested since that time and given Ms. Craig's resignation, all unvested performance options will be cancelled in accordance with Ms. Craig's employment contract. The 200,000 ordinary options vest in the ordinary course under the terms of the Corporation's stock option plan, pursuant to which options have a five-year term and vest at a rate of 5% every three months during such five-year term. The exercise price of options granted pursuant to the stock option plan must not be lower than the five day weighted (by volume) average trading price of the common shares on the TSX at the time the options are granted. These ordinary options and the extent to which they continue to vest or not vest, as the case may be, will be addressed in Ms. Craig's separation agreement which is being prepared as at the date of this Management Information Circular.

        Report submitted on behalf of the Compensation Committee:

  William F. Baker, Chairman
  Brian Semkiw
  Anthony Griffiths

Report of the Audit Committee

        The Audit Committee of the Board (the "Audit Committee") consisted in fiscal 2003 of Messrs. Albert Gnat (Chairman), Stan J. Kabala and Anthony Griffiths, all of whom were unrelated directors in fiscal 2003, as defined in the TSX Corporate Governance Guidelines. On July 17, 2003, Stan J. Kabala was appointed Interim President and Chief Executive Officer of the Corporation and accordingly in this role is deemed to be a "related" director. In carrying out its mandate, the Audit Committee met 5 times during the year ended April 30, 2003, on June 10, 2002, August 26, 2002, November 25, 2002, February 24, 2003 and April 2, 2003. At

the meeting on June 10, 2002, the Audit Committee reviewed, with the Chief Financial Officer and the auditors of the Corporation, the consolidated financial statements for the fourth quarter and the annual consolidated financial statements for the year ended April 30, 2002 and at the other meetings other than the April 2, 2003 meeting, reviewed with the Chief Financial Officer the consolidated unaudited financial statements for the first, second and third quarters of the year ended April 30, 2002. For the year-end financial statements, the Audit Committee received the input and comments of the Corporation's auditors (both in the presence of management and privately), which included among other things, confirmation of the cooperation of the management of the Corporation in conducting their audit and of the independence of the auditors from the Corporation. On April 2, 2003, the Audit Committee reviewed with the auditors and management the scope of review of the audit for the year ending April 30, 2003. At a meeting on June 9, 2003, the Audit Committee reviewed with the Chief Financial Officer and the auditors of the Corporation, the consolidated financial statements for the fourth quarter and the annual consolidated financial statements for the year ended April 30, 2003.

        Report submitted on behalf of the Audit Committee:

  Albert Gnat, Chairman
  Anthony Griffiths
  Stan J. Kabala

PERFORMANCE GRAPH

        The following graph compares the yearly percentage change in the cumulative total shareholder return of the common shares of the Corporation since April 30, 1998 with the cumulative total return of the TSX/S&P Composite Index since that date(1).

COMPARATIVE PERFORMANCE CHART

	Apr. 30/98	Apr. 30/99	Apr. 30/00	Apr. 30/01	Apr. 30/02	Apr. 30/03

Leitch Close	29.00	26.05	24.20	20.50	8.89	5.00

Leitch Value	100.00	89.83	83.45	70.69	30.66	17.24

S&P/TSE Composite Index	7,664.99	7,014.70	9,347.61	7,946.60	7,663.39	6,586.07

S&P/TSE Composite Value	100.00	91.52	121.95	103.67	99.98	85.92

(1)
Assumes $100 invested in the Corporation's common shares on April 30, 1998 and for the TSX/S&P Composite Index.

MATERIAL TERMS AND CONDITIONS

Employment Agreements

(a)
The Corporation entered into an employment contract with Ms. Margaret Craig, upon her promotion to President and Chief Executive Officer on January 1, 2002. The contract extends to the date of Ms. Craig's 55th birthday unless terminated by the Corporation. If terminated other than for just cause (as defined in the agreement), Ms. Craig will be entitled to receive, among other things, an amount equal to twice the annual cash compensation paid to her in the twelve month period prior to termination. If Ms. Craig terminates her employment within one year following a "change in control" (as defined in the contract and other than as a result of death, disability or retirement), and provided Ms. Craig has remained in the employ of the Corporation for at least six months following such change in control, Ms. Craig shall be entitled to receive, among other things, half of the payments and other benefits provided to her for termination other than for just cause, and also that one half of all unvested options shall also automatically vest. Furthermore, upon a change in control, in recognition of Ms. Craig's agreement to abide by certain non-competition and non-solicitation arrangements, Ms. Craig will receive an additional one half of the payments and other benefits provided in the contract for termination without just cause and also that one half of all unvested options held by Ms. Craig shall automatically vest. Additionally, Ms. Craig is eligible to receive, if applicable, a reimbursement of any applicable additional income tax arising from compensation earned in Canada. The reimbursement will be "grossed-up" so that Ms. Craig will receive the reimbursement on an after tax basis. This reimbursement eliminates the burden of additional taxation, if any, due to increased responsibilities in Canada. Ms. Craig and the Board agreed to Ms. Craig's resignation from the Company on July 17, 2003. As at the date of this Management Information Circular, November 3, 2003, Ms. Craig and the Board are determining Ms. Craig's separation arrangements that may provide for, amongst other matters, a separation payment.

COMPENSATION OF DIRECTORS

        The directors of the Corporation are entitled to receive an annual fee of $12,000, plus $800 for each meeting of the Board or a committee thereof attended. The Chairman of the Board is entitled to receive an annual fee of $50,000. The directors are also entitled to reimbursement from the Corporation for all reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board or a committee thereof.

        Directors are also entitled to participate in the Corporation's Stock Option Plan.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation maintains liability insurance policies covering directors and officers of the Corporation acting in their respective capacities as such. Aggregate coverage for such matters is US$30,000,000 subject to a corporate deductible of US$250,000 and a deductible of US$1,000,000 for claims related to U.S. securities laws, rules and regulations. The total amount of premium paid by the Corporation in respect of this coverage during fiscal 2003 was US$496,357.

        Leitch also purchased a seven-year run off endorsement for the former directors and officers of DPS acquired in October 2000, which covers acts and omissions occurring prior to Leitch's acquisition of DPS. The policy provides for the same level of coverage as in place prior to the acquisition, for which the Corporation paid a premium of $45,000 for the entire seven-year period.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board Mandate

        The Board of Directors assumes ultimate responsibility for the stewardship of Leitch and carries out its mandate directly and through considering recommendations it receives from the three Committees of the Board and from management.

        Management is responsible for the day-to-day operations of Leitch, and pursues Board approved strategic initiatives within the context of authorized business, capital plans and corporate policies. Management is expected to report to the Board on a regular basis on short-term results and longer term development activities.

        The Board is specifically responsible for:

  (a)
  Adoption of a strategic planning process

        The Board's role is to ensure a strategic planning process is in place, to review the corporate strategy at least annually and to approve Leitch's annual operating budget. Quarterly updates on achievement of financial objectives of the annual business plan, corporate development and strategic initiatives are presented to the Board by management.

  (b)
  Identification of principal risks and implementing risk-management systems

        The strategic planning process involves consideration and understanding by the Board of the principal risks inherent in Leitch's business. The Audit Committee also reviews financial risk-management issues.

  (c)
  Succession planning and monitoring senior management performance

        The Board reviews the performance of the Chief Executive Officer and all matters related to senior management recruitment, leadership development, performance, compensation, organization structure and succession planning.

Operation of the Board

        The Board currently has eight members and is asking that the shareholders elect nine directors at the meeting. Each director is elected annually by the shareholders and serves for a term that will end at the Corporation's next annual meeting. The Board believes that nine directors is a sufficient number to ensure the Board will be able to function independently of management.

        All current directors except Mr. Kabala (current Interim President & Chief Executive Officer) and Mr. MacDonald (former President & CEO) are unrelated (within the meaning of that term in the TSX Guidelines).

        The Board has regularly scheduled quarterly meetings with special meetings to review matters when needed. The Board of Directors met 9 times in fiscal 2003.

  Board Committees

        All Committees report and make recommendations to the Board on matters reviewed. Following is a brief description of the Committees of the Board that were in place in fiscal 2003.

Audit Committee

        The principal duties of the Audit Committee are to review annual and interim financial statements and all legally required public disclosure documents containing financial information prior to their approval by the directors, review the planned scope of the examination of the annual consolidated financial statements by the auditors of the Corporation and review the adequacy of the systems of internal accounting and audit controls established by the Corporation. The Audit Committee reviews and approves all shareholder communications, including earnings releases and earnings guidance as well as communications of a regulatory nature prior to release, mailing to shareholders or filing with governmental and regulatory agencies. The Audit Committee also oversees the Corporation's investor relations activities and is also responsible for overseeing reporting on internal control and management information systems. Commencing May 2003, the Audit Committee, or in the absence of the full committee, the Chairman of the Audit Committee pre-approves all material engagements of the Corporation's auditors for audit-related and permitted non-audit services.

        The current members of the committee are Albert Gnat (Chairman), Stan Kabala and Anthony Griffiths. The Audit Committee met 5 times in fiscal 2003.

Compensation Committee

        The principal duties of the Compensation Committee are to review matters relating to executive recruitment, performance, development, compensation, resignations, terminations and organization planning. The duties of the Committee include evaluating the performance of the CEO and senior executives, determining appropriate policies and levels for executive officer compensation, and establishing and administering appropriate short and long-term incentive arrangements for executives.

        The current members of the committee are William Baker (Chairman), Brian Semkiw and Anthony Griffiths. The Compensation Committee met 3 times in fiscal 2003.

Corporate Governance and Nominating Committee

        The Corporate Governance and Nominating Committee is responsible for developing and fostering a healthy corporate governance structure by working with the CEO and Corporate Secretary to set the agenda for the Board of Directors, adopting procedures to ensure effective Board operation, ensuring that functions and roles delegated to committees are appropriately carried out and that results are clearly reported to the Board as well as identifying and approaching qualified candidates to ascertain their interest in joining the Board.

        The current members of the committee are Albert Gnat (Chairman), William Baker, Anthony Griffiths, Gilles Hurtubise and David Chaikof. The Corporate Governance and Nominating Committee met 4 times in fiscal 2003.

Compliance with TSX Guidelines

        The Company believes that adopting sound governance practices is key to a well-run company, to the execution of its strategy and to its successful corporate performance. The corporate governance practices of Leitch are aligned with the guidelines for improved corporate governance adopted by the TSX. In this Schedule, however, the Company's governance practices are compared with new guidelines for improved corporate governance proposed by the TSX ("the TSX Guidelines"). These new TSX Guidelines have not yet been adopted by Toronto Stock Exchange but they reflect enhanced governance practices and are expected to be adopted.

TSX Proposal		Comments
1.	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and adopt a formal mandate setting out the board's stewardship responsibilities, and as part of the overall stewardship responsibility, the board should assume responsibility for the following matters:	The Board of Directors has adopted a Charter of the Board of Directors pursuant to which the Board has explicitly assumed the stewardship of Leitch.
(a)
adoption of a strategic planning process and the approval and review, on at least an annual basis, of a strategic plan which takes into account, among other things, the opportunities and risks of the business;
The Charter of the Board of Directors provides that the Board is responsible for (i) the adoption of a strategic planning process; (ii) the approval and review on an annual basis of a strategic plan that addresses opportunities and risks, and (iii) monitoring performance against the plan.
(b)	the identification of the principal risks of the corporation's business and overseeing the implementation of appropriate systems to manage these risks;
The Board of Directors along with input from the Audit Committee, identifies the principal risks to the Company's business to ensure that systems are in place to manage risks. In addition, these responsibilities are also embedded in the Charter of the Audit Committee.
(c)	succession planning, including appointing, training and monitoring senior management and the CEO in particular;
The Board of Directors is responsible for the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer. The Board has adopted an evaluation procedure for the Chief Executive Officer, which procedure is now used by the Board in the carrying out of its annual evaluation process of the Chief Executive Officer.
(d)
communication policies for the corporation, which policies should (i) address how the corporation interacts with analysts, investors, other key stakeholders and the public; (ii) contain measures for the corporation to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and (iii) be reviewed at least annually; and
The Board of Directors has adopted a compliance policy which amongst other matters, contains comprehensive procedures on timely disclosure of material information, procedures on selective disclosure and electronic communications.(e)the integrity of the corporation's internal control and management information systems. Pursuant to the charters of the Board of Directors and the Audit Committee, the Board and the Audit Committee are responsible for ensuring the integrity of Leitch's internal control and management information systems. The Audit Committee also assists the Board in ensuring compliance with laws and regulations.

(e)	the integrity of the corporation's internal control and management information systems.
Pursuant to the charters of the Board of Directors and the Audit Committee, the Board and the Audit Committee are responsible for ensuring the integrity of Leitch's internal control and management information systems. The Audit Committee also assists the Board in ensuring compliance with laws and regulations.
2.
	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.	The Board is currently composed of 8 members, 6 of whom are unrelated directors.
3.
The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which is required to disclose whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. The board is also required to disclose the analysis supporting this conclusion, identify which directors are related or unrelated and provide a description of the business, family, direct and indirect shareholding or other relationship between each director and the corporation.
Based on information provided by directors as to their individual circumstances, the Board has determined that 2 Board members are "related" directors, namely, Mr. Kabala and Mr. MacDonald. Mr. Kabala in his capacity as current Interim President and Chief Executive Officer is considered "related" since July 17, 2003. Mr. MacDonald, by virtue of the fact that he was an officer of the Corporation within the last 3 years is considered to be "related". All other directors are considered to be sufficiently independent of management and free of any interest or business relationship that may interfere with their ability to act with a view to the best interests of the Corporation.
4.
The board of directors of every corporation should appoint a committee of directors composed solely of non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.
The Charter of the Corporate Governance and Nominating Committee includes the mandate to identify individuals qualified to become board members and making recommendations to the full Board for election of director nominees to the Board of Directors. The Nominating Committee is composed solely of unrelated directors. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors. The Board of Directors and the Corporate Governance and Nominating Committee have the responsibility to continuously assess the effectiveness of the Board and its committees and the contribution of individual directors. On a more formal basis, Evaluation and Board Member Evaluation Forms are distributed to, and completed by, all directors annually to assist the Board in its self evaluation process.

5.
Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board. In addition, every corporation should provide continuing education for all directors.
While no formal program is in place, when new members of the Board are appointed, such individuals meet with management and other members of the Board to familiarize themselves with the business of the Corporation and their responsibilities as members of the Board.
6.	Every board of directors should examine its size and composition and undertake, where appropriate, a program to establish a board comprised of members who facilitate effective decision-making.
Assessment of the composition of the Board and its effectiveness is the responsibility of the Corporate Governance and Nominating Committee and the Board. As the Board is presently constituted and sought to be constituted, the skills and backgrounds of the members allow for a diversity of perspectives while the number of members of the Board is small enough to allow for effective deliberation.
7.
A committee of the board of directors comprised solely of unrelated directors should review the adequacy and form of the compensation of senior management and directors, with such compensation realistically reflecting the responsibilities and risks of such positions.
The Compensation Committee is composed of Messrs. Baker (Chairman), Semkiw and Griffiths, all of whom are unrelated directors. In accordance with its Charter, the Compensation Committee reviews the adequacy and form of compensation of senior management, Board members and committee members.
8.	Committees of the board of directors should generally be composed solely of non-management directors, a majority of whom are unrelated directors.
All the committees of the Board are currently comprised exclusively of unrelated directors, other than the Audit Committee which includes Mr. Kabala who as of July 17, 2003 is deemed to be "related" by virtue of his role as Interim President and Chief Executive Officer, following Ms. Craig's resignation from the Company. Prior to that date and for all of fiscal 2003 Mr. Kabala was unrelated. The Audit Committee will be reconstituted following the Annual Meeting exclusively with unrelated directors.
9.
Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, among other things, be responsible for the corporation's response to these governance guidelines.
The Corporate Governance and Nominating Committee is responsible for, among other things, overseeing and making recommendations to the Board in developing the approach to the Corporation's corporate governance issues. In this regard, the Committee has adopted a variety of policies and practices in order to ensure sound corporate governance. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives that the CEO is responsible for meeting and assess the CEO against these objectives. Pursuant to its Charter, the Board of Directors is responsible for the approval of corporate objectives and goals applicable to senior management. The scope of management's responsibilities and the objectives that the Chief Executive Officer is expected to attain are discussed annually by the Board and the Chief Executive Officer and such objectives form the basis for the assessment of the Chief Executive Officer every year.

10.
Every board of directors should implement structures and procedures that ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to oversee that the board discharges its responsibilities or (ii) assign this responsibility to a non-management director, sometimes referred to as the "lead director". The chair or lead director should oversee the board in carrying out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board's relationship to management to a committee of the board.
The Board has formally appointed a Chairman who is independent from management. The Chairman has the responsibility, among other things, to oversee that the Board discharges its responsibilities effectively. The Chairman acts as a liaison between the Board and the Chief Executive Officer and chairs Board meetings. Further, the Chairman ensures that the non-management members of the Board can meet on a regular basis without management being present.
11.
The audit committee should be composed solely of unrelated directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial experience. Each board shall determine the definition of and criteria for "financial literacy" and "accounting or related financial experience" and such definitions shall form part of the disclosure required under the TSX Proposal. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to oversee this responsibility.
The Audit Committee is composed solely of unrelated directors, other than in respect of Mr. Stan Kabala from July 17, 2003 when he was appointed interim President and CEO. Since this date Mr. Kabala is deemed to be "related" by virtue of his role as an officer of the Company. Prior to that date and for all of fiscal 2003 Mr. Kabala was unrelated. All the members of the Committee are financially literate. The Board reviews financial literacy on an annual basis. It is expected that the Audit Committee Charter will in fiscal 2004 provide for the enhanced definitions of "financial literacy" and "accounting and related financial expertise" once such definitions are finalized by appropriate regulators. The Audit Committee meets (with and without management) with the Auditors and discusses with them various aspects of the Committee's responsibilities. As required by its Charter, the Audit Committee is responsible to ensure the adequacy and effectiveness of the Corporation's internal controls. The Committee approves the Corporation's internal control policy and the Auditors' mandates. The Auditors are directly accountable to the Audit Committee.

12.
The board of directors should implement a system which enables an individual director to engage an external adviser at the expense of the Company in appropriate circumstances. The engagement of the external advisor should be subject to the approval of an appropriate committee of the board.
The Corporate Governance and Nominating Committee pursuant to its Charter may consider and approve any requests from directors or committees of directors for the engagement of special external advisers from time to time. Upon such requests being made, the Corporate Governance and Nominating Committee makes recommendations to the Board as to the appropriate external advisers required and the funds of the Corporation that should be allocated for this purpose.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

        To the knowledge of the directors and officers of the Corporation, no insider of the Corporation or any associate or affiliate of an insider has or had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

        No person who has been a director or an officer of the Corporation nor any proposed nominee at the time since the beginning of the last completed financial year, or any associate of any such director or officer, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

        We were a "foreign private issuer" for purposes of the U.S. securities laws in fiscal 2003. As a result, none of our directors, officers or 10% shareholders was required to make any filings under Section 16(a) of the Exchange Act during the year ended April 30, 2003 with respect to our securities.

GENERAL

        Information contained herein is given as of November 3, 2003, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgement of the person voting it.

        Copies of the Corporation's most current Annual Information Form (together with documents incorporated therein by reference), the 2003 annual report of the Corporation containing the comparative consolidated financial statements of the Corporation for the financial year ended April 30, 2003, together with the report of the auditors thereon, the management's discussion and analysis of the Corporation's financial condition and results of operations for fiscal 2003, the interim financial statements of the Corporation for periods subsequent to the end of the Corporation's last financial year and additional copies of this Management Information Circular are available upon written request to the Corporate Secretary, upon payment of a reasonable charge where applicable.

DIRECTORS' APPROVAL

        The contents of this Management Information Circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

        DATED at Toronto this 3rd day of November, 2003

                        BY ORDER OF THE BOARD OF DIRECTORS

                        (Signed) SALIL MUNJAL
                        Chief Operating Officer

QuickLinks

BACKGROUND TO RESCHEDULED MEETING
FORWARD-LOOKING STATEMENTS
PARTICULARS OF MATTERS TO BE ACTED UPON
RATIONALE TO SUPPORT MANAGEMENT NOMINEES AS DIRECTORS
NEO™ Incoming Orders
RATIONALE FOR OPPOSITION TO DISSIDENTS' SLATE OF DIRECTORS
VOTING OF PROXIES
VOTING SHARES
PRINCIPAL HOLDERS OF VOTING SECURITIES
ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS AND ANNUAL AND QUARTERLY REPORTS
EXECUTIVE COMPENSATION
Summary Compensation Table
Option Grants During Fiscal 2003 to Named Executive Officers
Aggregated Option Exercises During Fiscal 2003 by Named Executive Officers and Financial Year-End Values of Options Held by Named Executive Officers
Table of Indebtedness of Directors, Executive Officers and Senior Officers
PERFORMANCE GRAPH
COMPARATIVE PERFORMANCE CHART
MATERIAL TERMS AND CONDITIONS
COMPENSATION OF DIRECTORS
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT
GENERAL
DIRECTORS' APPROVAL